September 26, 2007

Kenneth G. Chahine
President and Chief Executive Officer
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502

Re: Avigen, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2006**
**   File No. 000-28272**

Dear Mr. Chahine:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please revise your document in response to this comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K - December 31, 2006

Item 8. Financial Statements and Supplemental Data, page 36

Report of Odenberg, Ullakko, Muranishi & Co. LLP, page 37

1.   Odenberg, Ullakko, Muranishi & Co. has relied on other auditors as it relates to the period from inception through December 31, 2005. Ernst & Young's report included in the filing does not cover that period although they did opine on that period in their report included in the December 31, 2005 Form 10-K. Please have Ernst & Young provide you a revised report covering this period and include it in the filing as required by rule 2-05 of Regulation S-X.

*   *   *   *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant